July 8, 2008

Jeffrey P. Riedler, Esq.
United States Securities Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	FMG Acquisition Corp.
Amendment No. 1 to Registration Statement on Form 8-4
Filed June 13, 2008
File No. 333-15037

Dear Mr. Riedler:

On behalf of FMG Acquisition Corp. (“FMG”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder a copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement/Proxy on Form S-4 (the “Form S-4”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 18, 2008 (File No. 333-150327), together with this letter.

This letter responds to the Staff’s comments set forth in a letter dated June 30, 2008 with respect to the Form S-4 which was filed in connection with the proposed merger (the “Merger”) between the Company and United Insurance Holdings, L.C. (“United”). Marked courtesy copies of this filing are being sent via overnight courier to yourself, Ms. Rose Zukin, Ms. Suzanne Hayes, Mr. Frank Wyman and Mr. Carlton Tartar. In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Form S-4

Selected Financial Data, page 17

1.	Please revise to provide the information required by Items 3(d)-(f) of Form S-4.

Items 3(d)-(f) provide that smaller reporting companies are not required to provide the information required by such Items. Because FMG is a smaller reporting company, as defined by Item 10(f)(1) of Regulation S-K, it desires to avail itself of the relief for smaller reporting companies set forth in Items 3(d)-(f), and therefore, it has not included this information.

Background of the Merger, page 39

2.
We note your response to Comment 52 and reissue the comment in part. We note that during the meetings of January 15-17, your Board of Directors discussed the proposed valuation of United in a merger. Please expand your disclosure on page 42 to discuss the basis for the board’s valuation of United, following which it concluded that United’s valuation justified continuing the process of discussing a merger.

We have revised the disclosure on page 42 to set forth the basis for the board's determination of United's valuation in accordance with the Staff’s request.

Fairness Opinion of Piper Jaffray. page 46

3.
We note your response to Comment 57 and reissue the comment in part. Please expand your disclosure to disclose the basis for Piper Jaffray’s belief that shareholders cannot rely upon the opinion to support any claims against Piper Jaffray arising under applicable state law (e.g., the inclusion of an express disclaimer in Piper Jaffray’s engagement letter with FMG.)

We have revised the disclosure on page 46 to state that the opinion, “by its terms, may not be relied on by FMG’s stockholders” in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 50

4.
We note your response to Comment 62 and reissue the comment. Please revise to explain how the terminal multiple of 1.0x was determined. Presently, there is no disclosure in your registration statement that describes why Piper Jaffray used a terminal multiple of 1.0x.

We have modified the disclosure on the top of page 51 in Amendment No. 2 in response to the Staff’s request to indicate that, “Piper Jaffray has informed us they selected a terminal book value multiple based on the book value transaction multiples used in the comparable transactions analysis. Notwithstanding the fact that United would implicitly be a larger and more diversified company at the end of the projection period, Piper Jaffray selected the low end of the book value change of control multiple range to be conservative.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of United Insurance Holdings L.C.

Critical Accounting Policies, page 98

5.
You disclose that United’s management determines the loss and LAE reserves based upon the analysis of the independent actuary, which estimates ultimate losses incurred for each accident year by calculating a range of indications and selecting a point estimate. Based on this disclosure, your independent actuary appears to be primarily responsible for determining United’s loss and LAE reserves rather than management. If this is not the case, please expand your disclosure to describe more specifically the nature of your internal resources (e.g. qualifications of actuarial staff) and activities (e.g. testing and verification) in the reserve determination process and explain your basis for concluding that United’s loss and LAE reserves are properly determined. Further, while you are not required to indicate or infer that the independent actuary determines the loss and LAE reserves, if you elect to do so (as your current disclosure appears to indicate), you must also disclose their name and provide the consent of the independent actuary as an exhibit to the registration statement.

In accordance with the Staff’s comment, we have revised our disclosures in the critical accounting policies to clarify how United uses its independent actuary in the calculation of the loss and LAE reserves. Since our revised disclosure clarifies that our reserve calculation is not primarily based upon the analysis of the independent actuary, we have not included the consent as an exhibit to the registration statement.

6.
Please refer to prior Comment 70. We acknowledge your revised disclosure but continue to believe that it does not enable the investor to adequately understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please expand your disclosure to include the following information.

a.
Expand your disclosure to explain more specifically the factors that you considered in selecting one actuarial method over another method for each period presented. Also, qualify the impact of changes in method for each period presented.

b.
Describe the quantify the key reserve assumptions that materially affect your loss and LAE reserves, such as those related to frequency and severity of homeowner claims. Describe and quantify the key assumptions at December 31, 2007 that are inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate.

c.
You explain the 2007 reserve release of $5.8 million as due to favorable loss development related to homeowners’ claims. You also attribute the 2007 decrease in gross losses and LAE reserves to favorable development of claims related to the hurricanes of 2004 and 2005. We believe that investors would benefits from an expanded explanation and quantification of the factors underlying this reserve release. Expand your disclosure to explain more specifically and quantify the impact of new information as well as changes in key reserve assumptions that caused this reserve release.

d.
You appear to have used hypothetical rather than reasonably likely changes in your presentation of the potential variability inherent in your December 31, 2007 loss reserves. Also, your analysis appears to be based on changes in aggregate loss reserves and not changes in individual reserve assumptions. Please revise this disclosure to show the impact of reasonable likely changes in key reserve assumptions on your future operating results, financial position and liquidity. Explain your basis for concluding that the potential variability scenarios are reasonably likely, particularly if they diverge materially from your historical loss development experience.

We have made the requested changes to Management’s Discussion and Analysis of Financial Condition and Results of Operations of United Insurance Holdings L.C. in the Critical Accounting Policies section.

Regarding Staff comment Number 6d, we do not believe any changes to individual key reserve assumptions will result in a reasonably likely change to our future operating results, financial position, and liquidity. However, we do believe that it is reasonably possible that small changes in the individual reserve assumptions utilized could, in the aggregate, have an effect on our future operating results, financial position, and liquidity. As a result, we have modified our table to reflect the Staff’s request for reasonably likely variability inherent in our reserves.

Results of Operations, page 105

7.
Please refer to prior Comment 71. You attribute the $21.2 million decrease in gross losses and LAE reserves in 2007 to favorable development of claims related to the hurricanes of 2004 and 2005. After removing the impact of net losses resulting from the 2004 and 2005 hurricanes, your loss ratio decreased from approximately 47% for 2006 to approximately 30% for 2007. You also attribute the $9.7 million decrease in loss and LAE expenses in 2007 to “disciplined underwriting with a focus on additional losses and agency management.” Please expand your disclosure to describe more specifically and quantify the factors that caused this improvement in your loss development experience. Discuss more specifically and quantify the impact of changes in your underwriting practices on expected claim frequency and severity and the impact of “smaller weather-related events.” Ensure that this disclosure describes and fully quantifies the impact of your reinsurance ceded activities on your results of operations for each period presented.

In accordance with the Staff’s comment, we have revised our results of operations section that relates to the year ended December 31, 2007 to expand disclosures to specifically address factors that caused the improvement in United’s loss development experience. We have also added disclosure to address the impact of changes in United’s underwriting practices on expected claim frequency and severity and the impact of “smaller weather-related events”. We have also reviewed the disclosure to ensure that our changes address the impact of reinsurance ceded activities on the results of operations for each period presented.

Liquidity and Capital Resources, page 119

8.
Your net cash provided by operating activities declined by approximately 92% during the three months ended March 31, 2008 as compared to the same period in the previous year. Please expand your disclosures to discuss the underlying factors that resulted in the material changes in the balance sheet accounts that caused significant decrease in operating cash flows. Consider whether disclosure of a known trend or uncertainty is required under Item 303 of Regulation S-K, and revise your disclosures as appropriate.

In accordance with the Staff’s comment, we have revised our liquidity and capital resources section that relates to United’s three months ended March 31, 2008 to expand our disclosures as it relates to the underlying factors that resulted in the significant decrease in operating cash flows.

Unaudited Pro Forma Combined Financial Information, page 122

9.
Please refer to prior Comment 73. In connection with your removal of the net credit to interest expense for the cancellation of the York Put agreement, you reduced United’s interest expense from $7,704 to $5,364. Please revise your pro forma presentation so that the amounts presented agree to the historical financial statements included in the filing.

In accordance with the Staff’s comment, we have revised our pro forma presentation so that the amounts presented agree to the historical financial statements included in the filing.

10.
You disclose on page F-48 that the York Put was valued at $2.6 million at December 31, 207 and March 31, 2008. Please explain in more detail how you determined that these valuations were appropriate, including why there was no change in valuation between these dates. Tell us whether you believe that the proposed acquisition of United by FMG impacts the valuation of the put, and if so, which periods have been or will be affected.

We believe all of the factors used to value the York Put in accordance with FASB Statement No.150 are appropriate based on management’s knowledge of United’s history and the industry, especially as it relates to operating in the State of Florida. We valued the Put using a Capital-Asset-Pricing model that utilized historic geometric and arithmetic mean returns and a management selected beta appropriate for a privately held company in the property and casualty industry. There was no change in the valuation of the Put because the December 31, 2007 valuation was calculated in mid March 2008 based on all available information known to management at the time of the calculation which includes information obtained during discussions with FMG that took place in late 2007. The first quarter Put valuation was calculated at the end of March and there had been no material changes to United at the time of the first quarter calculation.

We believe the proposed acquisition of United by FMG will impact the Put valuation in the second and third quarters as the merger progresses towards completion. The proposed acquisition agreement was not signed until April 2, 2008 and had very little impact on the first quarter valuation as discussed above. We believe the value of the Put will decrease as the conditions to merger are finalized because the Put in the agreement with York serves no purpose if the holder of the Put right owns no membership interests in United Insurance Holdings, LC (“UIH”). Upon consummation of the merger, York will have no membership interests in United Insurance Holdings, LC that it can require UIH to purchase pursuant to the Put agreement. Any outstanding membership interests of UIH that are owned by York as of the effective time of the merger will be extinguished and replaced with either (1) the right to receive the merger consideration or (2) the right to receive fair value pursuant to the Florida Statutes by exercising appraisal rights. We have had no communications with York that indicate that they would exercise their right to receive fair value pursuant to the Florida Statutes.

Experts, page 146

11.
You state that FMG’s financial statements at March 31, 2008 and for the period from inception (May 22, 2007) to March 31, 2008 have been reviewed by Rothstein Kass, your independent registered public accounting firm. If reference is made to a review report prepared by an independent accountant, that report must be included in the filing. Please advise and revise the registration statement as appropriate.

In accordance with the Staff's comment, we have included the independent accountant's review report, dated May 14, 2008, covering the balance sheet of FMG Acquisition Corp., as of March 31, 2008 and the related statements of operations, stockholders' equity and cash flows for the quarter then ended.

Financial Statements, page F-1

12.
Please refer to prior Comment 78. You have removed the audited financial statements for FMG Acquisition Corp. for the period May 22, 2007 (date of inception) to December 31, 2007. Please include these financial statements in your next amendment, as well as the corresponding report and consent from your independent registered public accounting firm. Note that the financial statements that were required to be included in the current amendment were: (i) audited financial statements for both FMG and United for three years ended in December 31, 2007 (or lesser period since inception for FMG), and (ii) unaudited financial statements for both FMG and United for the three months ended March 31, 2008. Additional updating in future amendments may also be required under Rule 3-12 of Regulation S-X.

These financial statements, which were included in the initial filing of the Registration Statement, were inadvertently removed from Amendment No. 1 to the Registration Statement but have been put back into Amendment No. 2 as requested by the Staff.

13.
As noted above, required financial statements and the related auditor’s report for FMG were excluded from the current amendment, and the consent of the independent accountant filed as Exhibit 23.1 does not refer to the inclusion of the auditor’s report in the registration statement. Please ensure that the consent(s) of the independent accountant(s) for all future amendments refer to the inclusion of the audit report(s) in the registration statement.

We note the Staff’s comment and will ensure the consent(s) of the independent accountant(s) for all future amendments refer to the inclusion of the audit report(s) in the registration statement.

United Insurance Holdings, L.C. and Subsidiaries

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies and Practices

(i) Reinsurance, page F-23

14.
Please refer to prior Comment 79. Your new disclosure does not describe your accounting for ceding commissions. Please provide this additional disclosure or explain your basis for concluding that it was unnecessary.

Ceding commissions are only earned by United on the Garage quota share reinsurance contract. Earned commissions for the three years ended December 31, 2007, 2006, and 2005 were $392, $380, and $8, respectively, and therefore we believe that additional disclosure regarding our accounting method for ceding commissions is unnecessary.

If you have any further questions or comments, please contact the undersigned or our counsel, Adam Mimeles, Esq., Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, NY 10017-6503; telephone (212) 370-1300, facsimile (212) 370-7889.

Very truly yours,

By:	/s/ Gordon G. Pratt
Gordon G. Pratt Chairman and Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Carolyn Long, Esq.